

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 26, 2013

<u>Via E-mail</u>
Paul Richardson
Finance Director
WPP plc
6 Ely Place
Dublin 2
Ireland

> **Re:** **WPP plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 0-16350**
> **Response letter filed March 12, 2013**

Dear Mr. Richardson:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your response to comment 1 in our letter dated December 13, 2012 includes information regarding services subsidiaries provided in or relating to Iran. Please clarify for us your statement on page 18 of the 20-F that the Group has no operations in Iran. If you make this statement in future filings, please also make clear that you have Iran-related operations, by adding information about subsidiaries providing services in or relating to Iran.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance